# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Apollomics Inc., CIK 0001944885
CUSIP: G0411D123
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 989 E. Hillsdale Blvd., Suite 220, Foster City, California (CA), 94404
Date of event which requires filing of this statement: 03/30/2026
Filed by CIK 0002023674
Persons authorized to receive notices and communications: Hung-Wen Chen, 4F, No. 6, Lane 8, Qingtian Street, Da'an District,, Taipei City, Taiwan (F5), 106, 886932033081

## Reporting persons
- Hung-Wen Chen (CIK 0002023674): type of reporting person: individual (IN); citizenship or place of organization: Taiwan (F5); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 138,334; shared voting power 901,362; sole dispositive power 138,334; shared dispositive power 901,362; aggregate amount beneficially owned 901,362 (41.8% of the class)
- King Regent Management Limited: type of reporting person: other (OO); citizenship or place of organization: Seychelles (T2); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 763,028; shared voting power 901,362; sole dispositive power 763,028; shared dispositive power 901,362; aggregate amount beneficially owned 901,362 (41.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Name of issuer: Apollomics Inc.
Address of issuer's principal executive offices: 989 E. Hillsdale Blvd., Suite 220, Foster City, California (CA), 94404
Comment:
On March 30, 2026, Apollomics Inc. (the "Company") entered into a Convertible Promissory Note (the "Note") with Mr. Hung-Wen (Howard) Chen, the Company's Chairman and Chief Executive Officer. Pursuant to the Note, Mr. Chen provided an unsecured bridge loan to the Company in the principal amount of $2,000,000. The principal amount will automatically convert into equity securities of the Company upon the closing of the Company's next equity financing that raises aggregate gross proceeds of not less than $10,000,000 (the "Next Equity Financing"). Upon such conversion, the conversion price will be equal to 80% of the lowest per-share purchase price paid by investors in the Next Equity Financing. If the Note is not converted prior to the eighteen-month anniversary of its issuance (the "Maturity Date"), the Holder may elect to convert the Note into Class A ordinary shares of the Company based on the average closing price of the shares for the ten trading days immediately preceding the Maturity Date.

On March 15, 2026, 5,000 shares of the restricted stock units has vested, with each restricted stock unit representing a contingent right to receive one Class A Ordinary Share.

## Item 2. Identity and Background
Name of person filing: (i) Hung-Wen (Howard) Chen ("Mr. Chen"); and (ii) King Regent Management Limited ("King Regent," and together with Mr. Chen, the "Reporting Persons")
Residence or business address: The business address of Mr. Chen is 4F, No. 6, Lane 8, Qingtian Street, Da'an District, Taipei City 106 Taiwan. The business address of King Regent is 4F, No. 6, Lane 8, Qingtian Street, Da'an District, Taipei City 106 Taiwan.
Present principal occupation or employment: (1) Chairman of the Baord and Chief Executive Officer of the Issuer. (2) King Regent is a private investment holding company that is wholly owned by Hung-Wen Chen
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: Mr. Chen is a citizen of Taiwan. King Regent is organized under the laws of Republic of Seychelles.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: (1) PF (2) WC

## Item 4. Purpose of Transaction
Purpose of transaction: Investment

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 901,362 Ordinary Shares 41.8%
Number of shares as to which each person has sole or shared power to vote or dispose: 2,152,205
Transactions in the class effected during the past sixty days: convertible note agreement
Other persons with the right to receive dividends or sale proceeds: (1) 138,334 Ordinary Shares held directly by Hung-Wen Chen, and (2) 763,028 Ordinary Shares held by King Regent.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Mr. Chen being the sole owner and director of King Regent.

On March 30, 2026, Apollomics Inc. (the "Company") entered into a Convertible Promissory Note (the "Note") with Mr. Hung-Wen (Howard) Chen, the Company's Chairman and Chief Executive Officer. Pursuant to the Note, Mr. Chen provided an unsecured bridge loan to the Company in the principal amount of $2,000,000. The principal amount will automatically convert into equity securities of the Company upon the closing of the Company's next equity financing that raises aggregate gross proceeds of not less than $10,000,000 (the "Next Equity Financing"). Upon such conversion, the conversion price will be equal to 80% of the lowest per-share purchase price paid by investors in the Next Equity Financing. If the Note is not converted prior to the eighteen-month anniversary of its issuance (the "Maturity Date"), the Holder may elect to convert the Note into Class A ordinary shares of the Company based on the average closing price of the shares for the ten trading days immediately preceding the Maturity Date.

On March 15, 2026, 5,000 shares of the restricted stock units of Mr. Chen has vested, with each restricted stock unit representing a contingent right to receive one Class A Ordinary Share.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
10.1 Convertible Promissory Note, dated March 30, 2026, issued by Apollomics Inc. to Hung-Wen Chen (incorporated by reference to the Exhibit 10.1 to Form 6-k filed by APLM on April 1st, 2026)

99.1 Press Release dated April 1, 2026 (incorporated by reference to the Exhibit 99.1 to Form 6-k filed by APLM on April 1st, 2026)

## Signatures
- Hung-Wen Chen: /s/ Hung-Wen Chen, Director (04/06/2026)
- King Regent Management Limited: /s/ Hung-Wen Chen, Director (04/06/2026)